UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42906

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

630 Business Village Block B

Port Saeed Deira, Dubai

United Arab Emirates

+97 142282568

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Results of AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C’s Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (the “Meeting”) of AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (the “Company”) was held at 630 Business Village Block B, Port Saeed Deira, Dubai, the United Arab Emirates, on February 23, 2026, at 9:00 a.m. ET, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/AHMA2026.

At the close of business on January 28, 2026, the record date for the determination of shareholders entitled to vote at the Meeting, there were 10,965,000 Class A ordinary shares outstanding, each share being entitled to one (1) vote, and 18,760,000 Class B ordinary shares outstanding (together with the Class A ordinary shares, the “Ordinary Shares”), each share being entitled to fifteen (15) votes, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 27,600,566 Ordinary Shares of the Company, representing 290,240,566 votes, were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	A special resolution to approve the adoption of the second amended and restated memorandum and articles of association of the Company; and

2.	An ordinary resolution to approve the share consolidation.

The results of the vote at the Meeting for the resolutions were as follows:

*	For	Against	Abstain
No. 1	290,240,514	38	14
No. 2	290,240,530	36	0

*	The numbers in this column correspond to the resolutions enumerated in the third paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 23, 2026

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

By:	/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer and Chairman of the Board of Directors